SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              AMENDMENT NO. 8


                     MARKETING SPECIALISTS CORPORATION
         ----------------------------------------------------------
                              (Name of Issuer)


                               Common Stock,
                          Par Value $.01 Per Share
        -----------------------------------------------------------
                      (Title of Class and Securities)


                                 590080107
        -----------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                               Nick G. Bouras
                            MS Acquisition Ltd.
                         17855 North Dallas Parkway
                                 Suite 200
                            Dallas, Texas 75287
                               (972)860-7520

                                  Copy to:

                           Eileen T. Nugent, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
       -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              January 26, 2000
       -------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

          Check the following box if a fee is being paid with this
          Statement: ( )


                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              MS Acquisition Ltd.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                 WC
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                           TEXAS
     -----------------------------------------------------------------
                                    (7)  SOLE VOTING POWER

                                         29,509,690
       NUMBER OF SHARES            -----------------------------------
        BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                          3,485,972
        REPORTING                  -----------------------------------
       PERSON WITH                  (9)  SOLE DISPOSITIVE POWER

                                         29,509,690
                                   -----------------------------------
                                   (10)  SHARED DISPOSITIVE POWER

                                         None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                PN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           MSSC Acquisition Corporation

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                 OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
     -----------------------------------------------------------------
                                   (7)  SOLE VOTING POWER

                                        29,509,690
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY              (8)  SHARED VOTING POWER
          OWNED BY
            EACH                        3,485,972
         REPORTING                ------------------------------------
        PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                        29,509,690
                                  ------------------------------------
                                  (10)  SHARED DISPOSITIVE POWER

                                        None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

               CO
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Richmont Capital Partners I, L.P.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
     -----------------------------------------------------------------
                                   (7)  SOLE VOTING POWER

                                        29,509,690
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY
           EACH                         3,485,972
         REPORTING                ------------------------------------
         PERSON WITH               (9)  SOLE DISPOSITIVE POWER

                                        29,509,690
                                   -----------------------------------
                                  (10)  SHARED DISPOSITIVE POWER

                                        None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

             PN
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           J.R. Investments Corp.

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

                           OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                           DELAWARE
     -----------------------------------------------------------------
                                   (7)  SOLE VOTING POWER

                                        29,509,690
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY              (8)  SHARED VOTING POWER
          OWNED BY
            EACH                        3,485,972
        REPORTING                  -----------------------------------
        PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                        29,509,690
                                   -----------------------------------
                                  (10)  SHARED DISPOSITIVE POWER

                                        None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

               CO
     -----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               John P. Rochon

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

              OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS
     -----------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

                                          29,509,690
       NUMBER OF SHARES              ---------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
          OWNED BY
            EACH                          3,485,972
         REPORTING                   ----------------------------------
        PERSON WITH                  (9)  SOLE DISPOSITIVE POWER

                                          29,509,690
                                     ---------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

               IN



                                SCHEDULE 13D


     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               Nick G. Bouras

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

              OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                           TEXAS
     -----------------------------------------------------------------
                                 (7)  SOLE VOTING POWER

                                      29,509,690
       NUMBER OF SHARES          -------------------------------------
         BENEFICIALLY            (8)  SHARED VOTING POWER
         OWNED BY
           EACH                       3,485,972
        REPORTING                -------------------------------------
        PERSON WITH              (9)  SOLE DISPOSITIVE POWER

                                      29,509,690
                                 -------------------------------------
                                 (10) SHARED DISPOSITIVE POWER

                                      None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

              IN
     ----------------------------------------------------------------



                                SCHEDULE 13D

     CUSIP No. 590080107
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Timothy M. Byrd

     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (X)
     -----------------------------------------------------------------
     (3)  SEC USE ONLY
     -----------------------------------------------------------------
     (4)  SOURCE OF FUNDS

               OO
     -----------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

              TEXAS
     -----------------------------------------------------------------
                                   (7)  SOLE VOTING POWER

                                        29,509,690
       NUMBER OF SHARES            -----------------------------------
         BENEFICIALLY              (8)  SHARED VOTING POWER
          OWNED BY
            EACH                        3,485,972
         REPORTING                 -----------------------------------
        PERSON WITH                (9)  SOLE DISPOSITIVE POWER

                                        29,509,690
                                   -----------------------------------
                                   (10) SHARED DISPOSITIVE POWER

                                        None
     -----------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           32,995,662
     -----------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                      (  )
     -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         83.2%
     -----------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

                           IN





         This Amendment No. 8 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by MS Acquisition Ltd., a Texas limited partnership ("MS Acquisition"), MSSC Acquisition Corporation, a Delaware corporation ("MSSC"), Richmont Capital Partners I, L.P., a Delaware limited partnership ("RCPI"), J.R. Investments Corp., a Delaware corporation ("JRIC"), John P. Rochon, a citizen of the State of Texas ("Rochon"), Nick G. Bouras, a citizen of the State of Texas ("Bouras"), and Timothy M. Byrd, a citizen of the State of Texas ("Byrd"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Marketing Specialists Corporation, formerly known as Merkert American Corporation, a Delaware corporation (the "Company"). This Amendment amends the Schedule 13D filed by MS Acquisition, MSSC, RCPI, JRIC and Richmont Marketing Specialists Inc. on May 7, 1999, as amended and restated by Amendment No. 1 thereto filed on August 18, 1999, as further amended by Amendment No. 2 thereto filed on January 7, 2000, as further amended by Amendment No. 3 thereto filed on April 3, 2000, as further amended by Amendment No. 4 on June 7, 2000, as further amended by Amendment No.5 on June 23, 2000, as further amended by Amendment No.6 on August 8, 2000, and as further amended by Amendment No.7 on November 1, 2000.

         The Schedule 13D previously filed is hereby amended by the addition of the following information:


Item 1.  Security and the Issuer.

         This Schedule 13D relates to the Common Stock of the Company issuable upon conversion of the Series B 8.0% Convertible Paid-in-Kind Preferred Stock purchased by MS Acquisition on January 26, 2000 (the "Preferred Stock"). The address of the principal executive office of the Company is 17855 North Dallas Parkway, Suite 2000, Dallas, Texas 75287.

Conversion Rights

         Each share of Preferred Stock shall be convertible at any time, or from time to time, unless previously redeemed by the Company, at the option of the holder thereof, into such number of shares of Common Stock as described below. The number of shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be equal to the result obtained by dividing (a) $1,000 by (b) the conversion price then in effect and (c) in the case of any fraction of a share of Preferred Stock, by multiplying such result by such fraction. The conversion price shall be determined as follows and thereafter shall be subject to adjustment from time to time pursuant to the terms of the Certificate of Designation:

         a. if by April 30, 2001, a tender offer is commenced by a holder of the Preferred Stock to purchase all the outstanding shares of the Company and all the outstanding shares of Company Common Stock are purchased pursuant to such offer, then the conversion price per share of Preferred Stock shall be equal to the greater of (A) the price per share of Common Stock paid in such tender offer, or (B)$1.46 per share; or

         b. in all other events, the conversion price shall be equal to $1.46 per share of Preferred Stock.


Item 3.  Source and Amount of Funds or Other Consideration

Acquisitions of Beneficial Ownership

The Preferred Stock Purchase Agreement

         Pursuant to the terms of that certain Preferred Stock Purchase Agreement, dated as of January 26, 2001, by and among MS Acquisition and the Company (the "Preferred Stock Purchase Agreement"), MS Acquisition purchased 7,568 shares of Preferred Stock of the Company at a price of $1,000 per share, for an aggregate purchase price of $7,568,000.

         The funds used by MS Acquisition in its acquisition of shares were drawn from the working capital of MS Acquisition, from funds held for investment and by the exchange of certain amounts owed by the Company to MS Acquisition.

         As previously disclosed on Schedule 13D, on November 1, 2000, MS Acquisition previously purchased, and currently holds, 12,397 shares of the same series of Preferred Stock of the Company.


Item 4.  Purpose of Transactions.

The Preferred Stock Purchase Agreement

         The Preferred Stock Purchase Agreement was entered into between the Company and MS Acquisition in order to provide an additional source of capital for the Company's ongoing operations, and to enhance the Company's short-term and long-term liquidity.

         Pursuant to the Preferred Stock Purchase Agreement, MS Acquisition agreed to acquire directly from the Company 7,568 shares of Preferred Stock at a price of $1,000 per share, for an aggregate purchase price of $7,568,000.

         The Item 2 Persons may buy or sell additional shares of Preferred Stock or Common Stock in the open market on such terms and at such times as the Item 2 Persons consider desirable. Any decision by the Item 2 Persons to increase, decrease or dispose of their position in the Company would be based upon factors, including but not limited to, the business of the Company, the price of the shares of the Preferred Stock or Common Stock, the terms and conditions of the transaction and prevailing market conditions.

         As previously disclosed on Schedule 13D, pursuant to the terms of a letter sent to the Company's board of directors on June 2, 2000, RCPI and certain investors have proposed to acquire the remaining outstanding shares of Common Stock of the Company at a price per share which reflects an equity value of the Company of approximately $50 million.

Item 5.  Interest in the Securities of the Issuer.

(a)

         MS Acquisition

         The aggregate number of shares of the Common Stock which MS Acquisition may be deemed beneficially to own under Rule 13d-3 of the Act, assuming conversion of all of the Preferred Stock held by MS Acquisition into Common Stock at the conversion price of $1.46 per share, is 32,995,662. This constitutes approximately 83.2% of the 39,660,201 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by MS Acquisition at the conversion price of $1.46 per share) as of January 26, 2001.


         All Other Item 2 Persons

         Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons may be deemed beneficially to own under Rule 13d-3 of the Act, assuming conversion of the Preferred Stock into Common Stock, 32,995,662 shares of Common Stock. This constitutes approximately 83.2% of the 39,660,201 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the Item 2 Persons at the conversion price of $1.46 per share) as of January 26, 2001.

(b)

         MS Acquisition

         Assuming conversion of the Preferred Stock into Common Stock at the conversion price of $1.46 per share, MS Acquisition possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 29,509,690 shares of Common Stock. This constitutes approximately 74.4% of the 39,660,201 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition at the conversion price of $1.46 per share) as of January 26, 2001.

         MS Acquisition possesses the shared power to vote or direct the vote of 3,485,972 shares of Common Stock. This constitutes approximately 8.8% of the 39,660,201 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition at the conversion price of $1.46 per share) as of November 1, 2000.

         However, MS Acquisition (including all other Item 2 Persons) disclaims beneficial ownership of the 3,485,972 shares of Common Stock which are subject to the Post-Merger Voting Agreement (as previously reported and described in Amendment No. 1 of Schedule 13D).


         All Other Item 2 Persons

         Because of their direct or indirect ownership interests in, or control of, MS Acquisition, assuming conversion of the Preferred Stock into Common Stock at the conversion price of $1.46 per share, all other Item 2 Persons possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of 29,509,690 shares of Common Stock. This constitutes approximately 74.4% of the 39,660,201 share of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the Item 2 Persons at the conversion price of $1.46 per share) as of January 26, 2001.

         Because of their direct or indirect ownership interests in, or control of, MS Acquisition, all other Item 2 Persons possess the shared power to vote or direct the vote of 3,485,972 shares of Common Stock. This constitutes approximately 8.8% of the 39,660,201 shares of such Common Stock which would be outstanding (assuming conversion of all the Preferred Stock held by the MS Acquisition at the conversion price of $1.46 per share) as of January 26, 2001.

         However, all such Item 2 Persons (including MS Acquisition) disclaim beneficial ownership of the 3,485,972 shares of Common Stock which are subject to the Post-Merger Voting Agreement (as previously reported and described in Amendment No. 2 of Schedule 13D).

         Other than with respect to the rights created under the Post-Merger Voting Agreement, the Item 2 Persons possess no powers, rights or privileges with respect to such 3,485,972 shares of Common Stock. All other powers, rights and privileges with respect to such shares of Common Stock (including the right to vote on all matters unrelated to the election of directors and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities) remain with the record owners of such shares of Common Stock.

(c)
         With the exception of the transactions reported under this Amendment, there have been no transaction in the securities of the Company consummated within the last sixty (60) days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As previously disclosed on Schedule 13D, MS Acquisition is a party to that certain Registration Rights Agreement, dated as of August 18, 1999 (the "Registration Rights Agreement"), by and among the Company and MS Acquisition, Ronald D. Pedersen, Bruce A. Butler, Gary R. Guffey and Jeffrey A. Watt (collectively, the "Former RMSI Shareholders"). Under the terms of the Registration Rights Agreement, MS Acquisition and the other Former RMSI Shareholders are granted certain demand and piggyback registration rights in respect of the Common Stock of the Company held by such parties. The Common Stock issuable upon conversion of the Preferred Stock purchased by MS Acquisition pursuant to the Preferred Stock Purchase Agreement is covered by the terms of the Registration Rights Agreement.


Item 7.  Material Filed as Exhibits.


Exhibit I         - -      Joint Filing Agreement among RMSI, MS
                           Acquisition, MSSC, RCPI and JRIC.

Exhibit II        - -      Voting Agreement, dated as of April 28, 1999,
                           between RMSI, Monroe & Company II, LLC, Joseph
                           T. Casey, Glenn F. Gillam, Douglas H. Holstein,
                           Gerald R. Leonard, Sidney D. Rogers, Jr. and
                           Thomas R. Studer.

Exhibit III       - -      Agreement and Plan of Merger, dated as of April
                           28, 1999, by and among the Company, RMSI, MS
                           Acquisition, Ronald D. Pedersen, Bruce A.
                           Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit IV        - -      Form of Certificate of Merger and Exhibit A to
                           Certificate of Merger.

Exhibit V         - -      Post-Merger Voting Agreement, by and among MS
                           Acquisition, Ronald D. Pedersen, Bruce A.
                           Butler, Gary R. Guffey, Jeffrey A. Watt, Monroe
                           & Company, LLC and JLM Management Company, LLC.

Exhibit VI        - -      Registration Rights Agreement, dated as of
                           August 18, 1999, by and among Merkert American
                           Corporation, MS Acquisition Limited, Ronald D.
                           Pedersen, Bruce A. Butler, Gary R. Guffey and
                           Jeffrey A. Watt.

Exhibit VII       - -      Joint Filing Agreement among MS Acquisition,
                           MSSC, RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII      - -      Common Stock Purchase Agreement, dated as of
                           January 7, 2000, by and between Marketing
                           Specialists Corporation and MS Acquisition
                           Limited.

Exhibit IX        - -      Common Stock Purchase Agreement, dated as of
                           March 30, 2000, by and between Marketing
                           Specialists Corporation and MS Acquisition
                           Limited.

Exhibit X         - -      Stockholders Agreement, dated as of March 30,
                           2000, by and among Marketing Specialists
                           Corporation, First Union Investors, Inc. and MS
                           Acquisition Limited.

Exhibit XI        - -      Letter, dated as of June 7, 2000, from Richmont
                           Capital Partners I, L.P. to the board of directors of Marketing Specialists Corporation.

Exhibit XII       - -      Certificate of Designation of the Powers,
                           Preferences and Relative, Participating,
                           Optional and Other Special Rights of 8.0%
                           Convertible Paid-In-Kind Preferred Stock and
                           Qualification, Limitations and Restrictions thereof, dated June 22, 2000.

Exhibit XIII      - -      Preferred Stock Purchase Agreement, dated as of
                           June 23, 2000, by and between Marketing
                           Specialists Corporation and MS Acquisition
                           Limited.

Exhibit XIV       - -      Preferred Stock Purchase Agreement, dated as of
                           August 8, 2000 by and between Marketing
                           Specialists Corporation and MS Acquisition
                           Limited.

Exhibit XV        - -      Certificate of Designation of the Powers,
                           Preferences and Relative, Participating,
                           Optional and Other Special Rights of Series B
                           8.0% Convertible Paid-In-Kind Preferred Stock and Qualification, Limitations and Restrictions thereof, dated November 1, 2000.

Exhibit XVI       - -      Preferred Stock Purchase Agreement, dated as of
                           November 1, 2000 by and between Marketing
                           Specialists Corporation and MS Acquisition
                           Limited.

Exhibit XVII      - -      Preferred Stock Purchase Agreement, dated as of
                           January 26, 2001 by and between Marketing
                           Specialists Corporation and MS Acquisition
                           Limited.*


*Filed with this Amendment



                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  January 29, 2001                    MS ACQUISITION LTD.

                                            By:  MSSC Acquisition Corporation,
                                                 its General Partner

                                            By:    /s/ Nick G. Bouras
                                                 -------------------------
                                                 Name:  Nick G. Bouras
                                                 Title: Vice President


                               EXHIBIT INDEX


Exhibit I      -       Joint Filing Agreement among RMSI, MS Acquisition,
                       MSSC, RCPI and JRIC

Exhibit II     -       Voting Agreement, dated as of April 28, 1999,
                       between RMSI, Monroe & Company II, LLC, Joseph T.
                       Casey, Glenn F. Gillam, Douglas H. Holstein, Gerald
                       R. Leonard, Sidney D. Rogers, Jr. and Thomas R.
                       Studer

Exhibit III    -       Agreement and Plan of Merger, dated as of April 28,
                       1999, by and among the Company, RMSI, MS
                       Acquisition, Ronald D. Pedersen, Bruce A. Butler,
                       Gary R. Guffey and Jeffrey A. Watt

Exhibit IV     -       Form of Certificate of Merger and Exhibit A to
                       Certificate of Merger

Exhibit V      -       Post-Merger Voting Agreement, by and among MS
                       Acquisition, Ronald D. Pedersen, Bruce A. Butler,
                       Gary R. Guffey, Jeffrey A. Watt, Monroe & Company,
                       LLC and JLM Management Company, LLC

Exhibit VI     -       Registration Rights Agreement, dated as of August
                       18, 1999, by and among Merkert American Corporation,
                       MS Acquisition Limited, Ronald D. Pedersen, Bruce A.
                       Butler, Gary R. Guffey and Jeffrey A. Watt.

Exhibit VII    -       Joint Filing Agreement among MS Acquisition, MSSC,
                       RCPI, JRIC, Rochon, Bouras and Byrd.

Exhibit VIII   -       Common Stock Purchase Agreement, dated as of January
                       7, 2000, by and between Marketing Specialists
                       Corporation and MS Acquisition Limited.

Exhibit IX     -       Common Stock Purchase Agreement, dated as of March
                       30, 2000, by and between Marketing Specialists
                       Corporation and MS Acquisition Limited.

Exhibit X      -       Stockholders Agreement, dated as of March 30, 2000,
                       by and among Marketing Specialists Corporation, First Union Investors, Inc. and MS Acquisition
                       Limited.

Exhibit XI     -       Letter, dated as of June 7, 2000, from Richmont
                       Capital Partners I, L.P. to the board of directors of Marketing Specialists Corporation.

Exhibit XII    -       Certificate of Designation of the Powers,
                       Preferences and Relative, Participating, Optional and Other Special Rights of 8.0% Convertible
                       Paid-In-Kind Preferred Stock and Qualification,
                       Limitations and Restrictions thereof, dated June 22,
                       2000.

Exhibit XIII   -       Preferred Stock Purchase Agreement, dated as of June
                       23, 2000, by and between Marketing Specialists
                       Corporation and MS Acquisition Limited.

Exhibit XIV    -       Preferred Stock Purchase Agreement, dated as of
                       August 8, 2000 by and between Marketing Specialists
                       Corporation and MS Acquisition Limited.

Exhibit XV     -       Certificate of Designation of the Powers,
                       Preferences and Relative, Participating, Optional and Other Special Rights of Series B 8.0%
                       Convertible Paid-In-Kind Preferred Stock and
                       Qualification, Limitations and Restrictions thereof, dated November 1, 2000.

Exhibit XVI    -       Preferred Stock Purchase Agreement, dated as of
                       November 1, 2000 by and between Marketing
                       Specialists Corporation and MS Acquisition Limited.

Exhibit XVII   -       Preferred Stock Purchase Agreement, dated as of
                       January 26, 2001 by and between Marketing
                       Specialists Corporation and MS Acquisition Limited.*

*Filed with this Amendment